UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of September, 2020

Commission File Number: 1-35016

SGOCO Group, Ltd.

21/F, 8 Fui Yiu Kok Street,

Tsuen Wan, New Territories,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report is hereby incorporated by reference to the Registration Statement on Form F-3 (File No. 333-176437) of the Company.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

SGOCO Group, Ltd. Announces 2020 Unaudited Interim Financial Results

SGOCO Group, Ltd. (Nasdaq: SGOC) ("SGOCO" or the "Company"), a conglomerate group of various businesses with its headquarters based in Hong Kong.  The group is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications (b) money lending business in Hong Kong providing personal loans and corporate loans to high quality target borrowers (c) property investment to generate additional rental income and (d) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2020.

2020 Interim Results Overview

Revenue

Our Interim revenues were $2.53 million for the six months ended June 30, 2020, which decreased by $0.23 million, or 8.4% from $2.77 million for the six months ended June 30, 2019.

During the six months ended June 30, 2020, we through 11 Hau Fook Street, Vision Lane and Suns Tower earned property lease and management income of $0.60 million, compared to income of $0.59 million for the same period of 2019. We through Giant Credit and First Asia Finance earned interest on loans from money lending services of $0.90 million in 2019, compared to $2.18 million in 2018. We through Boca earned energy saving service and product income of $0.63 million in 2020, compared to $nil in 2019.

Cost of revenues

For the six months ended June 30, 2020, cost of revenues increased by $1.25 million, or 172.0%, to $1.97 million from $0.73 million for the six months ended June 30, 2019. Our cost of revenues mainly includes the amortization of proprietary technologies and depreciation of leasehold land and buildings.

Gross profit

Gross profit was $0.56 million for the six months ended June 30, 2020, compared to $2.04 million for the same period of 2019.

General and administrative expenses

General and administrative expenses amounted to approximately $2.04 million for six months ended June 30, 2020, $1.32 million or 39.4% lower than $3.36 million for same period of 2019. This decrease was mainly because we completed disposal of Century Skyway Limited which reduced administrative expenses in the first half of 2020.

General and administrative expenses include office staff salary and benefits, legal, professional fees, office expenses, travel expenses, entertainment, IT consultancy and support services expenses, depreciation, amortization of intangible assets.

Gain (Loss) on change in fair value of warrant derivative liability

Our loss on change in fair value of warrant derivative liability was $0.03 million in the first half of 2020, compared to $0.04 million for the same period of 2019. The loss was due to fluctuation in the fair value of our warrants, which we issued to our investor and placement agent in May 2017.

Income tax benefit

Provision for Income tax was $0.23 million for six months ended June 30, 2020, compared to $0.27 million for same period of 2019. Income tax benefit in the first half of 2020 and 2019 was related to the deferred tax impact on amortization of intangible assets of Boca.

Our PRC entities in 2019 and 2018 were subject to the statutory PRC enterprise income tax rate of 25%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net loss and loss per share

Net loss for the first half of 2020 was $1.94 million, compared to $1.29 million for the same period in 2019. Basic and diluted loss per share was $0.02 in the first half of 2020 based on a weighted average number of outstanding ordinary shares of 95,334,536, as compared to basic and diluted loss per share of $0.02 based on a weighted average number of outstanding ordinary shares of 78,369,553 for the first half of 2019.

Cash and working capital

SGOCO held $3.99 million cash and cash equivalents as of June 30, 2020, compared to $5.16 million as of December 31, 2019. Working capital decreased to $15.80 million as of June 30, 2020 from $40.74 million as of December 31, 2019.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is a conglomerate group of various businesses with its headquarters based in Hong Kong.  The group is principally engaged in (a) environmental protection, energy saving technologies, equipment development and applications (b) money lending business in Hong Kong providing mortgage loans to high quality target borrowers (c) property investment to generate additional rental income and (d) the development, operation and management of an online platform specializing in the provision of one-stop financial technology solutions and services and the provision of IT consulting and support services.  The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders. For more information about SGOCO, please visit our investor relations website:

http://www.sgocogroup.com

For investor and media inquiries, please contact:

SGOCO Group, Ltd.

Tony Zhong

Vice President of Finance

Tel: +852 2153-3957

Email:ir@sgoco.com

Safe Harbor and Informational Statement

This announcement contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words "believe," "expect," "anticipate," "future," "will," "intend," "plan," "estimate" or similar expressions, are "forward-looking statements". Forward-looking statements in this release include, without limitation, the effectiveness of the Company's multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a "light-asset" model, Although the Company's management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward looking statements involve a number of risks and uncertainties, which could cause the Company's future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China's overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in SGOCO's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and SGOCO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SGOCO GROUP, LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(In thousands of U.S. dollars except share and per share data)

	2020	2019
REVENUES	$2,429	$2,765
REVENUES – RELATED PARTY	103	-
COST OF REVENUES	1,972	725

GROSS PROFIT	560	2,040

OPERATING EXPENSES:
General and administrative expenses	2,035	3,358
Provision for allowance for guarantee	-	(443)
Total operating expenses	2,035	2,915

OPERATING LOSS FROM CONTINUING OPERATIONS	(1,475)	(875)

OTHER INCOME (EXPENSES):
Interest expense	(683)	(95)
Other expense, net	19	1
Gain from disposal of subsidiaries	-	-
Change in fair value of warrant derivative liability	(29)	(44)
Total other income (expenses), net	(693)	(138)

LOSS BEFORE PROVISION FOR INCOME TAXES FROM CONTINUING OPERATIONS	(2,168)	(1,013)

INCOME TAX BENEFIT	225	268

NET LOSS FROM CONTINUING OPERATIONS	(1,943)	(1,281)
LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	-	(7)

NET LOSS	(1,943)	(1,288)

Net (gain) loss attributable to noncontrolling interests	(10)	327
Net loss attributable to noncontrolling interests – discontinued operation	-	2
Net loss attributable to ordinary shareholders of SGOCO Group Ltd.	(1,953)	(959)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	-	-
Realization of foreign currency translation loss relating to disposal of subsidiaries	-	-

COMPREHENSIVE INCOME (LOSS)	(1,953)	(959)

LOSS PER SHARE:
Basic	(0.02)	(0.02)
Diluted	(0.02)	(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:
Basic	95,334,536	78,369,553
Diluted	95,334,536	78,369,553

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO GROUP, LTD. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2020, AND DECEMBER 31, 2019

(In thousands of U.S. dollars except share and per share data)

	2020	2019
ASSETS
CURRENT ASSETS
Cash	$3,988	$5,161
Accounts receivable, net of provision for doubtful accounts of $196 and $196, respectively	-	37
Loans receivable, net of $192 and $nil provision for loan losses respectively	10,355	33,886
Loans receivable - related parties, net of provision for loan losses of $nil and $ nil, respectively	12,883	-
Interest receivable, net of provision for doubtful accounts of $2 and $nil respectively	472	1,342
Other receivables and prepayments	904	6,802
Total current assets	28,602	47,228

Deposits for acquisition of subsidiaries	-	21,795
Long Term Deferred Expense	6,113	-
Plant and equipment, net	57,017	57,884
Operating lease right-of-use assets, net	95	95
Intangible assets, net	12,725	2,377
Long-term loans receivable, net of $nil provision for loan losses	7,293	7,293
Goodwill	52,419	3,906

Total assets	$164,264	$140,578

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Short-term bank loan	$79	$155
Accounts payable, trade	-	1
Other payables and accrued liabilities	4,772	5,529
Operating lease liability, current	68	68
Customer deposits	183	1
Unsecured promissory note due to a shareholder	6,667	-
Taxes payable	351	693
Convertible notes - current	42	46
Other payables - related party	637	-
Total current liabilities	12,799	6,493

LONG-TERM LIABILITIES
Long-term bank loan	6,255	6,255
Operating lease liability, non-current	29	29
Convertible notes – non-current	118	145
Warrant derivative liability	282	253
Deferred tax liabilities	8,314	6,777
Total liabilities	27,797	19,952

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
Preferred stock, $0.001 par value, 10,000,000 shares authorized, nil issued and outstanding as of June 30, 2020 and December 31, 2019	-	-
Ordinary shares, $0.004 par value, 500,000,000 shares authorized, 100,598,647 and 80,026,647 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	402	320
Additional paid-in-capital	135,506	117,804
Retained earnings	363	2,316
Accumulated other comprehensive loss	(10)	(10)
Total SGOCO Group, Ltd. shareholders' equity	136,261	120,430
Non-controlling interests	206	196
Total equity	136,467	120,626
Total liabilities, non-controlling interests and shareholders' equity	$164,264	$140,578

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

SGOCO Group, Ltd. Announces Sale of Boca International Limited

On August 31, 2020, SGOCO Group, Ltd. (the “Company”)’s wholly-owned subsidiary, SGOCO International (HK) Limited (the “Vendor”) entered into a Sale and Purchase Agreement (the “Agreement”) for the disposal of 94 shares in the share capital of Boca International Limited, being 51% of its entire issued share capital.

Upon the satisfactory completion of the closing conditions contained in the Agreement, the disposal shall be consummated in consideration for the transfer of a 51% interest in Boca International Limited to Wong Yiu Tong at an agreed value of HK$1,462,374 (equivalent to US$187,483.85 adopting the exchange rate of US$1.00 = HK$7.8).

The description of the Agreement contained in this Report on Form 6-K does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement which is filed herewith as Exhibit 4.1, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SGOCO Group, Ltd.

Date: September 3, 2020	By:	/s/ Raleigh Siu Lau
Raleigh Siu Lau
President and Chief Executive Officer

Exhibit Index

Exhibit Number	Description
4.1	Sale and Purchase Agreement, dated August 31, 2020.